

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Amir Schlachet
Chief Executive Officer
Global-E Online Ltd.
25 Basel Street
Petah Tikva 4951038, Israel

Re: Global-E Online Ltd.
Registration Statement on Form F-1
Filed March 8, 2021
File No. 333-253999

Dear Mr. Schlachet:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form F-1

5. Convertible Preferred shares, shareholders' Deficit and Equity incentive Plan
b. Share options plans, page F-21

1. We noted your letter dated March 12, 2021 and we request additional analysis supporting your estimated fair value of shares of the Company's ordinary shares. Please quantify the impact of each factors that you list to support the difference in valuation between the December 2020 Valuations and Preliminary Assumed IPO price. Please clearly explain in greater detail why these factors do not represent new information that suggest that the December 2020 Valuations were based on inaccurate data and assumptions and, thus, a revision might be warranted. In this regard, tell us whether changes in revenue and operating results supports the valuations throughout the year ending December 31, 2020 and indicate whether that performance heightens and accelerates supporting the rapid

increase in your recent pricing. In addition, clarify whether additional disclosure is warranted since it appears that the rapid changes in valuation of your shares of ordinary shares was not solely attributable to changes in your financial condition or results of operations.

 You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Josh Kiernan